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                                                                     EXHIBIT 5.2

         Pursuant to Instruction (b) under Item 8 of Form S-8, the Registrant hereby undertakes that it has submitted (i) The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees and (ii) The Shaw Group Inc. 401(k) Plan and any amendments thereto to the Internal Revenue Service in a timely manner and will make all changes required by the Internal Revenue Service in order to qualify such plan.